Filed by MP3.com, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: MP3.com, Inc.

Commission File No. 0-26697

For more information, please contact: Karen Silva VP, Investor Relations MP3.com 858-623-7222 investor@mp3.com

MP3.COM SETS DATE FOR SPECIAL MEETING OF STOCKHOLDERS

SAN DIEGO — July 18, 2001 — MP3.com, Inc. (Nasdaq: MPPP) today announced it will hold a special meeting of stockholders on August 29, 2001 at 9:00 a.m. at the company’s corporate headquarters located at 4790 Eastgate Mall, San Diego, California. MP3.com stockholders of record on July 23, 2001 are entitled to notice of and to vote at the special meeting. At the special meeting, stockholders will be asked to approve the previously announced merger agreement with Vivendi Universal, S.A. (NYSE:V) under which MP3.com will merge with and into a wholly owned subsidiary of Vivendi Universal.

The company also announced the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the proposed merger transaction has expired.

About MP3.com

MP3.com, Inc. has created a unique and robust technology infrastructure designed to facilitate the storage, management, promotion and delivery of digital music. As the Internet’s premier Music Service Provider (MSP), the company is dedicated to providing consumers with access to music when they want it, where they want it, using any web-enabled device. The company’s web site hosts what MP3.com believes is the largest collection of digital music available on the Internet, with more than one million songs and audio files posted from over 150,000 digital artists and record labels. Dedicated to growing the digital music space, the company’s products and services include on-demand Subscription Music Channels, an innovative Business Music Services program, a Syndicated Radio program and others. Additionally, through the company’s MSP technology initiative and its music InterOperating System, MP3.com is partnering with a variety of forward-looking businesses to expand its digital music strategy. MP3.com’s common stock is listed for trading on the Nasdaq National Market under the ticker symbol MPPP. MP3.com and MP3 Summit are trademarks or service marks of MP3.com,

MP3.COM SETS DATE FOR SPECIAL MEETING OF STOCKHOLDERS
About MP3.com
Note Concerning Proxy Materials

Inc. Other trademarks or service marks referenced herein are the property of their respective owners. The company is based in San Diego, California. For more information on MP3.com, visit www.mp3.com.

Note Concerning Proxy Materials

Vivendi Universal and MP3.com will file a definitive proxy statement/prospectus and other documents regarding the proposed merger described in this document with the Securities and Exchange Commission. Investors and security holders are urged to read the definitive proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC’s web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the definitive proxy statement that will be filed by MP3.com with the SEC.

The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to the following Investor Relations contacts:

Contacts:
Vivendi Universal, Investor Relations:
Paris: Ariane de Lamaze, 011-33-1-71-71-1084
New York: Eileen McLaughlin, 212-572-8961
MP3.com, Investor Relations: Karen Silva, 858-623-7222

Statements in this press release that are not strictly historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may include references to activities or events expected in connection with the proposed special meeting of stockholders. These statements involve a high degree of risk and uncertainty, are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include risks related to: MP3.com’s litigation proceedings, including without limitation the inability to reach settlement with all parties to such proceedings; the consummation of the contemplated business combination with Vivendi Universal, including the risk that the required regulatory clearances or other closing conditions might not be timely obtained, or satisfied; MP3.com’s new and uncertain business model; acceptance of MP3.com’s products and services; MP3.com’s limited operating history; and MP3.com’s rapid growth, as well as other risks detailed from time to time in MP3.com’s reports to the Securities and Exchange Commission, including its report on Form 10-K for the year ended December 31, 2000 and its most recent report on Form 10-Q.